Exhibit 22.1
BAKER HUGHES COMPANY
SUBSIDIARY GUARANTORS OF REGISTERED SECURITIES
The below chart lists the subsidiaries of Baker Hughes Company that are obligors of the 2.061% Senior Notes due December 2026, 3.337% Senior Notes due December 2027, 3.138% Senior Notes due November 2029, 4.486% Senior Notes due May 2030, 5.125% Notes due September 2040 and 4.080% Senior Notes due December 2047 (collectively, the “Senior Notes”) and the 6.875% Notes due January 2029 (the “2029 Notes”) outstanding as of December 31, 2025.

Name of Subsidiary	Jurisdiction of Formation	Role
Baker Hughes Holdings LLC (formerly Baker Hughes, a GE company, LLC)	Delaware	Obligor
Baker Hughes Co-Obligor, Inc.	Delaware	Obligor

The Senior Notes are each fully and unconditionally guaranteed on a senior unsecured basis by Baker Hughes Company pursuant to that Seventh Supplemental Indenture, dated as of December 31, 2023, to the Indenture, dated as of October 28, 2008, as the same may be amended and supplemented from time to time. The 2029 Notes are each fully and unconditionally guaranteed on a senior unsecured basis by Baker Hughes Company pursuant to that Second Supplemental Indenture, dated as of December 31, 2023, to the Indenture, dated as of May 15, 1991, as the same may be amended and supplemented from time to time.

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